EXHIBIT 8.1

PHELPS DUNBAR LLP COUNSELORS AT LAW

New Orleans, LA Baton Rouge, LA Houston, TX	CANAL PLACE 365 CANAL STREET • SUITE 2000 NEW ORLEANS, LOUISIANA 70130-6534 (504) 566-1311 FAX: (504) 568-9130 www.phelpsdunbar.com March 19, 2007	Jackson, MS Tupelo, MS Gulfport, MS Tampa, FL

Renasant Corporation

Post Office Box 709

Tupelo, MS 38804

The Shareholders of Capital Bancorp, Inc.

c/o Board of Directors

1808 West End Avenue

Nashville, Tennessee 37203

Re:	Renasant Corporation – Acquisition of Capital Bancorp, Inc.

Ladies and Gentlemen:

We have acted as corporate and tax counsel to Renasant Corporation (“Renasant”) in connection with the transaction described below. In that regard, we have been requested to issue our opinion as to certain matters included in the Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) by Renasant on March 20, 2007 (the “Registration Statement”), under the caption entitled “The Merger—Material United States Federal Income Tax Consequences.”

In connection with the foregoing, we have examined and are relying upon the following documents: (1) Agreement and Plan of Merger by and among Renasant, Renasant Bank (“Renasant Bank”), Capital Bancorp, Inc. (“Capital”) and Capital Bank & Trust Company (“Capital Bank”) dated February 5, 2007, as amended by Amendment Number One to Agreement and Plan of Merger dated March 2, 2007 by and among Renasant, Renasant Bank, Capital and Capital Bank (the “Merger Agreement”); (2) the Plan of Merger and the Articles of Merger between Renasant and Capital (collectively, the “Plan of Merger”); (3) the Registration Statement; (4) the Articles of Incorporation of Renasant; (5) the Bylaws of Renasant; (6) the Articles of Incorporation of Renasant Bank; (7) the Bylaws of Renasant Bank; (8) the Charter of Capital; (9) the Bylaws of Capital; (10) the Charter of Capital Bank; and (11) the Bylaws of Capital Bank. All references to capitalized terms, unless otherwise indicated, shall have the same meaning as such terms have in the Registration Statement.

We have made such legal and factual examinations and inquiries as we have deemed advisable and necessary for the purpose of rendering this opinion. We have examined originals or copies of documents, corporate records and other writings that we consider relevant for the purposes of this opinion. We also have discussed such matters as we have deemed relevant to this opinion with certain officers, directors and shareholders of Renasant, Renasant Bank, Capital and Capital Bank and, with respect to certain factual matters, we have relied upon certificates of Renasant and/or Capital and on representations, warranties and agreements in the Merger Agreement. We have assumed without investigation that any representations and warranties on which we relied that were given or dated earlier than the effective time of the Merger (defined below) continue to remain accurate, insofar as relevant to such opinion, from such earlier date through and including the effective time of the Merger.

The Boards of Directors of Renasant and Capital have determined that it is desirable and in the best interest of their respective corporations that Capital be merged into Renasant. The Merger Agreement provides that Capital will merge into Renasant in accordance with the laws of the State of Mississippi and Tennessee (the “Merger”).

The Merger Agreement provides that each share of Capital common stock, other than treasury shares, shares owned by Renasant or any of the subsidiaries of Renasant or Capital (other than in a fiduciary capacity) or by any person who has perfected appraisal rights with respect to shares of Capital common stock, will be converted on the effective time into the right to receive the merger consideration. The merger consideration is either:

•	cash in an amount equal to $38.00, without interest, for each share of Capital common stock;

•	for each share of Capital common stock, 1.2306 shares of Renasant common stock, $5.00 par value per share; or

•	the cash consideration described above for 40% of such holder’s shares of Capital common stock and the stock consideration described above for 60% of such holder’s shares of Capital common stock.

Subject to the redesignation procedures described below, the holders of record of shares of Capital common stock (“Holders”) may elect to receive all cash, all shares of Renasant common stock or the combination of cash and Renasant common stock described above as consideration in exchange for their shares of Capital common stock. The Holders will not receive any fractional shares of Renasant common stock if they elect to receive all or a portion of the merger consideration as shares of Renasant common stock. Instead, the Holders will be paid cash in an amount equal to the fraction of a share of Renasant common stock otherwise issuable upon conversion multiplied by the average closing price of one share of Renasant common stock as reported by the NASDAQ Global Select Market for the ten trading days immediately preceding the last trading day immediately prior to the closing date of the Merger.

The Merger Agreement contains redesignation procedures which may affect Holders’ elections. Under the Merger Agreement, the number of shares of Capital common stock to be converted into the right to receive cash must not be less than thirty-five percent (35%) nor more than forty percent (40%) of the total number of shares of Capital common stock outstanding immediately prior to the effective time of the Merger, and the number of shares of Capital common stock to be converted into the right to receive shares of Renasant common stock must not be less than sixty percent (60%) nor more than sixty-five percent (65%) of the total number of shares of Capital common stock outstanding immediately prior to the effective time of the Merger.

If the number of shares for which elections have been made for conversion into the right to receive cash exceeds forty percent (40%) of the outstanding shares of Capital common stock, then all shares of Capital common stock for which elections have been made for conversion into the right to receive cash will be redesignated on a pro rata basis into a combination of shares to be converted into cash and shares to be converted into shares of Renasant common stock so that the total number of Capital shares converted into cash does not exceed forty percent (40%) of the outstanding shares of Capital common stock. If the number of shares for which elections have been made for conversion into shares of Renasant common stock exceeds sixty-five percent (65%) of the outstanding shares of Capital common stock, then all shares of Capital common stock for which elections have been made for conversion into shares of Renasant common stock will be redesignated on a pro rata basis for a combination of shares to be converted into cash and shares to be converted into shares of Renasant common stock so that the total number of Capital shares exchanged for stock does not exceed sixty-five percent (65%) of the outstanding shares of Capital common stock. Holders who choose to receive a combination of cash and shares of Renasant common stock are not subject to the redesignation procedures. Also, any Holder who elects to receive solely cash, but after the redesignation procedures would receive fewer than ten (10) shares of Renasant common stock for his or her shares of Capital common stock, is not subject to the redesignation procedures.

The opinions contained herein are based upon the representations and statements contained in the aforementioned documents and are limited in all respects to matters of federal income tax law. In rendering our opinion, we have assumed, with the approval of Capital and Renasant, the following:

(a) The due execution of the Merger Agreement, the due execution and proper filing of the Plan of Merger and the enforceability, in accordance with its terms, of the Merger Agreement and the effectiveness, in accordance with its terms, of the Plan of Merger.

(b) Except for Capital’s issued and outstanding capital stock, there are no interests (including, without limitation, warrants, options and debt instruments) which could be classified as stock or equity for federal income tax purposes.

On the basis of our examination of the aforementioned documents, the representations contained therein and the assumptions set forth above, and having considered the applicable federal income tax law as it exists on the date hereof, we are of the opinion that:

(1)	The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and each of Renasant and Capital will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

(2)	A Holder will not recognize gain or loss if the shareholder exchanges Capital common stock solely for Renasant common stock, except to the extent of any cash received in lieu of a fractional share of Renasant common stock;

(3)	Where a Holder exchanges Capital common stock solely for cash in the Merger, such cash will be treated as having been received as a distribution in redemption of such Holder’s Capital common stock, subject to the provisions and limitations of Section 302 of the Internal Revenue Code;

(4)	A Holder will recognize gain (but not loss) if the Holder exchanges Capital common stock for a combination of Renasant common stock and cash, and the Holder’s gain will be equal to the lesser of:

(1)	the excess, if any, of:

(a) the sum of the cash (excluding any cash received in lieu of a fractional share of Renasant common stock) and the fair market value of the Renasant common stock received (including any fractional share of Renasant common stock which is deemed to be distributed in the Merger and then redeemed by Renasant), over

(b) the Holder’s tax basis in the Capital common stock surrendered in the exchange, or

(2)	the amount of cash received;

(5)	A Holder’s tax basis in the Renasant common stock received in the Merger will equal the Holder’s tax basis in the Capital common stock surrendered (less the tax basis allocable to any fractional share which is deemed to be distributed in the Merger and then redeemed by Renasant), increased by (1) the amount, if any, which was treated as a dividend, and (2) the amount of gain which was recognized by the Holder on such exchange (not including any portion of such gain which was treated as a dividend), and decreased by the amount of cash received in the Merger (excluding any cash received in lieu of a fractional share of Renasant common stock);

(6)	A Holder’s holding period for the Renasant common stock received in the Merger will include the holding period for the shares of Capital common stock surrendered in exchange therefor, provided that the Capital common stock was held as a capital asset at the time of the Merger; and

(7)	The receipt of cash in lieu of fractional shares of Renasant common stock will be treated as if the fractional shares were distributed in the Merger and then redeemed by Renasant. Generally, these cash payments will be treated as having been received as distributions in full payment in exchange for the shares considered redeemed.

In general, in determining whether the gain recognized in the Merger will be treated as capital gain or dividend income, a Holder (other than a Holder who exchanges Capital common stock solely for cash) will be treated as if it first exchanged all of the Holder’s shares of Capital common stock solely for Renasant common stock and then Renasant immediately redeemed a portion of that Renasant common stock in exchange for the cash that the Holder actually received. Gain recognized in this deemed-redemption of Renasant common stock will result in capital gain if there is a “meaningful reduction” in the Holder’s deemed percentage stock ownership in Renasant. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a “meaningful reduction.” Accordingly, in most circumstances, gain recognized by a Holder that exchanges its shares of Capital common stock for a combination of Renasant common stock and cash will be capital gain.

This opinion does not address the tax consequences that may be relevant to particular categories of shareholders subject to special treatment under the Internal Revenue Code (including, but not limited to, financial institutions, tax-exempt organizations, mutual funds, insurance companies, S corporations or other pass-through entities, dealers in securities or foreign currency, Holders who exercise appraisal rights, foreign Holders, Holders who acquired shares of Capital common stock pursuant to the exercise of employee stock options or otherwise as compensation or through tax-qualified retirement plans, traders in securities who elect the mark-to-market method of accounting for their securities holdings, Holders subject to the alternative minimum tax, Holders who have a functional currency other than the U.S. dollar, or Holders who hold Capital common stock as part of a hedge against currency risk, a straddle or a constructive sale or conversion transaction). In addition, this opinion does not address the state, local or foreign tax consequences of the merger.

This opinion is expressly limited to the federal income tax consequences of the Merger that are enumerated above. We express no opinion as to any other federal income tax consequences of the Merger or to matters governed by the laws of any state. Furthermore, no opinion is expressed herein as to the effect of any future acts of the parties or future changes in existing law. We undertake no responsibility to advise you of any changes after the date hereof in the law or the facts presently in effect that would alter the scope or substance of the opinions herein expressed.

This opinion is based upon various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters as of and effective on the date hereof, any one or more of which are subject to change either prospectively or retroactively. There can be no assurance that contrary positions may not be successfully asserted by the Internal Revenue Service or that a court considering such matters would not hold otherwise. Moreover, no opinion is rendered with respect to the effect, if any, which pending or proposed legislation may have on any of the foregoing matters.

This letter expresses our legal opinion as to the foregoing matters based upon our professional judgment at this time; it is not, however, to be construed as a guaranty nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinions set forth above.

This opinion is solely for the benefit of Renasant and the Capital shareholders and may not be otherwise used, quoted, relied upon or referred to, nor may copies be delivered to any other person or entity without our prior written permission.

We hereby consent to the reference to us under the heading “Material United States Federal Income Tax Consequences” in the proxy statement/prospectus and the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

/s/ PHELPS DUNBAR LLP